Filed Pursuant to Rule 424(b)(3)

Registration No. 333-281160

PROSPECTUS SUPPLEMENT NO. 7

(to Prospectus dated May 5, 2025)

STARDUST POWER INC.

Up to 5,519,087 Shares of Common Stock

Up to 1,056,659 Shares of Common Stock Underlying Warrants

Up to 5,566,667 Warrants to Purchase Common Stock

This prospectus supplement supplements the prospectus dated May 5, 2025 (the “Prospectus”), which forms a part of our registration statement on Form S-1 (No. 333-281160). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on October 3, 2025 (the “Form 8-K”). Accordingly, we have attached the Form 8-K to this prospectus supplement.

The Prospectus and this prospectus supplement relate to the offer and resale from time to time by the selling securityholders named in this Registration Statement or their permitted transferees (the “Selling Securityholders”) of the following:

(i) up to 5,519,087 shares of common stock, par value $0.0001 per share (the “Common Stock”), consisting of:

(a)	up to 12,777 shares of Common Stock issued to former GPAC II Public Shareholders (as defined in the Prospectus) at Closing (as defined in the Prospectus) pursuant to certain Non-Redemption Agreements (as defined in the Prospectus);

(b)	up to 400,000 shares of Common Stock (including 100,000 shares that are subject to forfeiture) issued to the Sponsor at Closing in exchange for an equivalent number of Class B ordinary shares, par value $0.0001 per share, of GPAC II that were originally purchased for approximately $0.03 per share;

(c)	up to 107,754 shares of Common Stock issued to PIPE Investors (as defined in the Prospectus) at Closing pursuant to certain PIPE Subscription Agreements (as defined in the Prospectus) at a purchase price of $93.50 per share;

(d)	up to 202,498 shares of Common Stock held by holders of vested RSU awards;

(e)	up to 4,239,390 shares of Common Stock issued to certain third parties and affiliates of Stardust Power at Closing (which in each case were issued as consideration in the Business Combination (as defined in the Prospectus) based on a value of $100.00 per share); and

(f)	up to 556,666 shares of Common Stock issuable upon exercise of the Private Warrants (as defined in the Prospectus); and

(ii) up to 5,566,667 Private Warrants, which were originally purchased at a price of $1.50 per Private Warrant.

We will not receive any proceeds from the sale of shares of Common Stock or Warrants (as defined in the Prospectus) by the Selling Securityholders pursuant to the Prospectus or in any supplement to the Prospectus, except upon the exercise of Warrants.

The shares of Common Stock, not including Common Stock issuable upon exercise of the Warrants, being offered for resale pursuant to the Prospectus or in any supplement to the Prospectus by the Selling Securityholders represent approximately 91.74% of shares of Common Stock (and assuming the exercise of all Warrants, 93.15% of Common Stock) outstanding as of April 28, 2025. Given the substantial number of shares of Common Stock being registered for potential resale by Selling Securityholders pursuant to the Prospectus and this prospectus supplement, the sale of shares of Common Stock or Warrants by the Selling Securityholders, or the perception in the market that the Selling Securityholders of a large number of holders of Common Stock or Warrants intend to sell such securities, could increase the volatility of the market price of our Common Stock or Warrants or result in a significant decline in the public trading price of our Common Stock or Warrants. Even if our trading price of Common Stock is significantly below $100.00 per share, the offering price for the units offered in the IPO (as defined in the Prospectus), certain of the Selling Securityholders may still have an incentive to sell shares of Common Stock, because they purchased the shares at prices lower than the public investors or the current trading price of our Common Stock.

We will only receive proceeds from the exercise of Warrants if and when the holders of the Warrants choose to exercise them. The exercise of the Warrants, and any proceeds we may receive from their exercise, are highly dependent on the price of our Common Stock and the spread between the exercise price of the Warrants and the price of our Common Stock at the time of exercise. If the market price of our Common Stock is less than the exercise price of a holder’s Warrants, it is unlikely that holders will choose to exercise. There can be no assurance that the Warrants will be in the money prior to their expiration. In addition, our Warrant holders have the option to exercise the Warrants on a cashless basis in certain circumstances. See “Description of Securities - Warrants” in the Prospectus. As such, it is possible that we may never generate any cash proceeds from the exercise of our Warrants.

We will bear all costs, expenses and fees in connection with the registration of the securities. The Selling Securityholders will bear all commissions and discounts, if any, attributable to their respective sales of the securities.

Our registration of the securities covered by the Prospectus or in any prospectus supplement does not mean that either we or the Selling Securityholders will issue, offer or sell, as applicable, any of the Common Stock. The Selling Securityholders may offer and sell the securities covered by the Prospectus or in any prospectus supplement in a number of different ways and at varying prices. We provide more information about how the Selling Securityholders may sell the shares in the section entitled “Plan of Distribution” in the Prospectus.

You should read the Prospectus, this prospectus supplement and any prospectus supplement or amendment carefully before you invest in our Common Stock or Warrants.

Our Common Stock and Warrants are listed on The Nasdaq Global Market (“Nasdaq”) under the symbols “SDST” and “SDSTW,” respectively. On October 20, 2025, the last reported sales price of our Common Stock was $5.27 per share and the last reported sales price of our Warrants was $0.151 per Warrant.

We are an “emerging growth company” and a “smaller reporting company” as defined under U.S. federal securities laws and, as such, have elected to comply with reduced public company reporting requirements. The Prospectus and this prospectus supplement comply with the requirements that apply to an issuer that is an emerging growth company and a smaller reporting company. This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Investing in our securities involves a high degree of risk. You should review carefully the risks and uncertainties described in the section titled “Risk Factors” beginning on page 14 of the Prospectus, and under similar headings in any amendments or supplements to the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or passed upon the accuracy or adequacy of the Prospectus or this prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is October 22, 2025.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) October 1, 2025

STARDUST POWER INC.

(Exact name of registrant as specified in its charter)

Delaware	001-39875	99-3863616
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

15 E. Putnam Ave, Suite 378, Greenwich, CT 06830

(Address of principal executive offices)

(800) 742-3095

(Registrant’s telephone number, including area code)

N/A

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.0001 per share	SDST	The Nasdaq Global Market
Redeemable warrants, each whole warrant exercisable for one share of Common Stock at an exercise price of $11.50	SDSTW	The Nasdaq Global Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 3.01 Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard; Transfer of Listing.

As previously reported in a Current Report on Form 8-K, filed with the Securities and Exchange Commission (the “Commission”) on April 8, 2025, Stardust Power Inc., a Delaware corporation (the “Company”) received Notice from Nasdaq indicating that, because the market value of the Company’s Common Stock had been below $50,000,000 for 30 consecutive business days, the Company no longer complied with the minimum market value of listed securities requirement for continued listing on the Nasdaq Global Market under Rule 5450(b)(2)(A) of Nasdaq Listing Rules (the “MVLS Rule”).

The Company was provided with an initial compliance period of 180 calendar days, or until September 30, 2025, to regain compliance with the MVLS Rule. The Company did not regain compliance with the MVLS Rule during the allotted time period.

Accordingly, on October 1, 2025, the Company received a staff delist determination letter from the Nasdaq Listing Qualifications Department, as a result of its failure to regain compliance with the MVLS Rule.

The Company intends to timely request a hearing before a Nasdaq Hearings Panel (the “Panel”). This hearing request will automatically stay Nasdaq’s delisting of the Company’s common stock and warrants pending the Panel’s decision and any extension provided by the Panel. The Company intends to present its plan of compliance, which may include a transfer to the Nasdaq Capital Market listing tier.

As previously reported by Stardust on March 24, 2025, the Company received deficiency letters from the Staff on March 18, 2025, and March 19, 2025, notifying the Company that it was not in compliance with (i) Nasdaq Listing Rule 5450(b)(2)(C) requiring a listed company to maintain a minimum Market Value of Publicly Held Shares, as defined by Nasdaq, of $15 million and (ii) Nasdaq Listing Rule 5450(a)(1) requiring a listed company to maintain a minimum bid price of $1.00 per share, respectively (such requirements, the “Listing Requirements”). In accordance with Nasdaq rules, the Company successfully achieved compliance with these Listing Requirements within the stipulated given period of 180 calendar days (or by/until September 15, 2025).

Forward Looking Statements

This current report contains forward-looking statements, including, but not limited to, the timing of the hearing and the timing of the decision of the Panel. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied by such forward-looking statements. In particular, the hearing may be scheduled, and the Panel may issue a decision, more quickly than expected, which shorter timeline(s) may be unfavorable for the Company and the continued listing of the Company’s common stock on The Nasdaq Capital Market. Investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this report. The Company undertakes no obligation to update any forward-looking statement in this report, except as required by law.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

STARDUST POWER INC.

Date: October 3, 2025	By:	/s/ Roshan Pujari
	Name:	Roshan Pujari
	Title:	Chief Executive Officer

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